UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13D-1 (a) AND AMENDMENT THERETO FILED PURSUANT TO
RULE 13D-2 (a)

(Amendment No. 3)

DCI USA, INC.
(Name of Issuer)

SHARES OF COMMON STOCK, $.001
(Title of Class of Securities)

368075 10 7
(CUSIP Number)

Jonathan Ilan Ofir
c/o DCI USA Inc.
8 Bond Street
Great Neck, NY 11201

David Lubin & Associates, PLLC
26 East Hawthorne Avenue
Valley Stream, NY 11580
Phone: (516) 887-8200
Fax: (516) 887-8250

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

November 16, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13D-1 (e), 240.13D-(f) or 240.13D-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 368075 10 7	Page 2 of 4 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JONATHAN ILAN OFIR
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF ISRAEL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON NONE
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% of the issued and outstanding shares of common stock
14		TYPE OF REPORTING PERSON (See Instructions) IN

This Amendment No. 3 (this “Amendment”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission by Jonathan Ilan Ofir (the “Reporting Person”) with respect to DCI USA, Inc. (the “Issuer”) filed on March 21, 2006, as amended on April 25, 2006 and on September 29, 2006 (the “Schedule 13D”). Only those items that are amended or supplemented are reported herein. All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D. Except as amended and supplemented herein, the Schedule 13D, including the definitions of terms not otherwise defined herein, remains in full force and effect.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is herby deleted in its entirety and the following is inserted in lieu thereof:

(a)	The Reporting Person owns no shares of the issued and outstanding common stock of the Issuer.

(b)	Not applicable.

(c)	Except for the disposition of the shares reported herein, the Reporting Person has not effected any transactions in the shares of the Issuer during the past 60 days.

(d)	Not applicable.

(e)	On November 16, 2007, the reporting person ceased to be the beneficial owner of more than five percent of the common stock of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby supplemented by adding the following at the end of such item:

On November 14, 2007, the Reporting Person and Jonathan Rigbi, the Chief Financial Officer of the Issuer entered into a Purchase Agreement, with TSSS, Inc. a Delaware corporation (“TSSS”). Pursuant to the Purchase Agreement, Mr. Ofir sold all 30,952,997 shares of the Company’s common stock owned by him to TSSS and assigned to TSSS an aggregate principal amount of $976,963 plus accrued interest of $19,868 relating to a series of loans Mr. Ofir made to the Company. In consideration for the sale of the shares of common stock, TSSS paid cash in the amount of $0.07 per share, amounting in the aggregate to $2,166,709. In addition, pursuant to the Purchase Agreement and in connection with the assignment of the loans, TSSS issued Mr. Ofir a promissory note in the amount of $846,831, representing the aggregate principal loan amount plus accrued interest, less $150,000. In accordance with the promissory note, interest accrues at a rate of one percent per month. Principal and interest are due and payable on or before May 14, 2008. In the event TSSS fails to make payments when due, interest shall accrued at a rate of two percent per month. TSSS has the right to prepay all or a portion of the note without penalty or premium. The note is secured by personal guarantee of a principal of TSSS. Simultaneously with the execution of the Purchase Agreement and promissory note, Mr. Ofir and TSSS entered into an Assignment and Indemnification Agreement whereby Mr. Ofir assigned and TSSS accepted the loans and agreed to indemnify Mr. Ofir against any and all claims and damages

Item 7.	Material to be Filed as Exhibits

99.4	Purchase Agreement by and between TSSS, Inc., Jonathan Ilan Ofir dated November 14, 2007.
99.5	Promissory Note by TSSS, Inc. to Jonathan Ilan Ofir dated November 16, 2007.
99.6	Assignment & Indemnification Agreement between TSSS, Inc. and Jonathan Ilan Ofir dated November 16, 2007.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 12, 2007	By:	/s/ Jonathan Ilan Ofir

Jonathan Ilan Ofir

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).